NO ACT

PE
2-20-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09011593

Received SEC

APR 17 2009

Washington, DC 20549

April 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-17-09

Todd G. Hartman
VP, Assistant General Counsel and Chief Compliance Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423-3645

Re: Best Buy Co., Inc.
Incoming letter dated February 20, 2009

Dear Mr. Hartman:

This is in response to your letter dated February 20, 2009 concerning the shareholder proposal submitted to Best Buy by William Steiner. We also have received a letter on the proponent's behalf dated February 25, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

- John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Best Buy Co., Inc.
Incoming letter dated February 20, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Best Buy's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

There appears to be some basis for your view that Best Buy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Best Buy seeking approval of amendments to Best Buy's articles of incorporation. You also represent that the proposal has terms and conditions that conflict with those set forth in Best Buy's proposals. Accordingly, we will not recommend enforcement action to the Commission if Best Buy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Best Buy relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Best Buy Co., Inc. (BBY)
Rule 14a-8 Proposal by William Steiner
Simple Majority Vote

Ladies and Gentlemen:

This responds to the February 20, 2009 no action request. The company omits important details on its proposal, such as whether the board has yet approved it and a draft of the proposal.

An affirmative vote on this rule 14a-8 proposal would be consistent with an affirmative vote on the Company proposals. Both the company and shareholder proposals are focused on reducing the percentage in the super-majority voting provisions. The shareholder proposal simply reduces the super-majority provisions by a greater degree than the company proposals.

Thus it would be consistent for a shareholder to vote for both proposals and for a proxy advisory firm to recommend a vote in favor of both proposals. The fact that the shareholder proposal is precatory and the company proposal is binding would give an added incentive to vote for both proposals.

The company has not provided any precedent where a simple-majority voting proposal with text the same as or similar to this text has been excluded as vague or as a tying arrangement. The company argument would be similar to objecting to a proposal to declassify a board by arguing that declassifying each seat of the board should be in a separate proposal.

The company is insisting that this proposal be broken up into six simple-majority voting proposals. Thus it would take at least six years to obtain a majority vote to transition completely to a simple-majority voting standard. During these six years the company could add to the number of its supermajority voting provisions.

The proposal states that in 2008 only two of our directors served on another board. The company objects to this because "over the last five years" this same statement does not apply.

The company claims that Allen Lenzmeier is not an "Accelerated Vesting" director because he did not benefit from it personally.

The company claims that shareholders have a right to act by written consent worth mentioning even though the impossible must occur – all shareholders must sign in order for shareholders to take such action.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Todd G. Hartman <Todd.Hartman@bestbuy.com>



LETTER TO SEC

BEST BUY

February 20, 2009

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Best Buy Co., Inc. -- Shareholder Proposal of William Steiner

Ladies and Gentlemen:

Best Buy Co., Inc., a Minnesota corporation (the "Company" or "Best Buy"), received on December 11, 2008, a shareholder proposal dated December 10, 2008 (the "Proposal"), attached hereto as Exhibit A, from Mr. William Steiner (the "Proponent") for inclusion in the Company's proxy materials for its 2009 regular meeting of shareholders (the "2009 Proxy Materials"). Pursuant to the transmittal letter dated October 28, 2008, the Company is advised that the Proponent is being represented by Mr. John Chevedden. The Company believes it properly may omit the Proposal from the 2009 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company were to exclude the Proposal from the 2009 Proxy Materials in reliance upon Rules 14a-8(i)(9) and 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Best Buy believes that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rules 14a-8(i)(9) and 14a-8(i)(3) of the Exchange Act. Best Buy is planning to include in its 2009 Proxy Materials proposals that would conflict with the Proposal. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(9) of the Exchange Act. In addition, Best Buy is of the view that the substance of the Proposal violates the proxy rules by containing vague and indefinite language, multiple separate shareholder proposals, and false and misleading statements. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3) of the Exchange Act.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter, including Exhibit A and Exhibit B (the Company's Amended and Restated By-Laws). A copy of this letter, including Exhibit A and Exhibit B, is being mailed on this date to Mr. Chevedden, as representative for the Proponent, in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2009 Proxy Materials. Also enclosed are an additional copy of this letter, which is to be file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal.

Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Commission. The Company intends to mail its definitive 2009 Proxy Materials to shareholders, on or about May 12, 2009. The Company's 2009 regular meeting of shareholders is scheduled to be held on June 24, 2009. The

Company intends to file definitive copies of the 2009 Proxy Materials with the Commission at the same time they are first mailed to shareholders.

The Proposal

The Proponent requests that the Company's shareholders approve the following resolution and that the Company include the following Statement in support of the resolution in the 2009 Proxy Materials:

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in Executive Pay.
- Our board was classified and long-tenured directors held the chairmanships of the Compensation & Human Resources Committee and the Finance and Investment Committee.
- Additionally, Messrs. Kaplan and Trestman are retirement age. These features created the perception of an entrenched board and raised concerns about board independence and director recruitment according to The Corporate Library.
- Allen Lenzmeier was designated an "Accelerated Vesting" director by The Corporate Library due to his accelerating of stock option vesting to avoid recognizing the related cost.
- Allen Lenzmeier also served on the board of UTStarcom (UTSI) rated "F" by The Corporate Library.
- Only two of our directors served on another board – experience concern.
- Rogelio Rebolledo owned no stock.
- Four directors had 22 to 42 years tenure (independence concern):

Bradbury Anderson
Frank Trestman (Chairman of our executive pay committee)
Elliot Kaplan
Richard Schulze

- Four directors were insiders (independence concern)
  Bradbury Anderson
  Allen Lenzmeier
  Elliot Kaplan

  Richard Schulze
- We had no shareholder right to:
  Annual election of each director.
  An independent Board Chairman.
  Cumulative voting.
  To act by written consent.
  To call a special meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Grounds for Exclusion

1. Rule 14a-8(i)(9) - The Proposal Directly Conflicts with One [or More] of the Company's Own Proposals to be Submitted to Shareholders at the Same Meeting

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., AOL Time Warner, Inc.* (March 3, 2003), *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000) ("*Osteotech*"); *Gabelli Equity Trust* (March 15, 1993); *Fitchburg Gas and Electric Co.* (July 30, 1991). Under Rule 14a-8(i)(9), a shareholder proposal is counter to a company's proposal if a favorable vote on both the shareholder's and the company's proposal would result in inconsistent and inconclusive mandates from the shareholders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

In *Osteotech*, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

The Proposal seeks to change to a simple majority voting standard all shareholder voting requirements in the Company's articles and by-laws that call for a greater than simple majority vote. There are six shareholder voting provisions in Best Buy's Amended and Restated Articles of Incorporation (and no such provisions in Best Buy's Amended and Restated By-Laws) that require greater than a simple majority vote of shareholders. All such provisions are contained in Articles IX and X, which were adopted in 1986 by an affirmative vote of the shareholders of the

Company. The Company's proposals adopt the provisions of the current Minnesota Business Corporation Act, MN Stat. 302A, applicable to Articles IX and X. Where there is no directly applicable statutory provision in Minnesota, the Company is proposing a standard of 66-2/3% of the outstanding shares entitled to vote for certain matters. Best Buy believes that the protections provided by the Minnesota Business Corporation Act, where applicable, are sufficient and, in some cases, more desirable than the provisions included in the Proposal.

The tables below set forth the applicable provisions of the Company's proposals for amendment of the articles. As shown in the tables, each of the Company's proposals specifically conflicts with the Proposal, which calls for all voting provisions in the Company's articles and by-laws requiring greater than a simple majority shareholder vote be changed to a simple majority standard.

	Article IX
Approval of Business Combination	A "related person" (i.e., a shareholder owning at least 10% of the outstanding voting shares) cannot enter into a Business Combination with the corporation for four years after becoming a related person, unless prior to the transaction by which a person becomes a related person (the "Event"), a Board-appointed disinterested committee approves either the Business Combination or the Event (MN Stat. §302A.673)
Removal of Directors	A director may be removed from office without cause by the affirmative vote of a majority of the voting power of all shares entitled to vote (MN Stat. §302A.223)
Amendment of Article IX, absent Board approval	Article IX may be amended with the approval of 66-2/3% of the outstanding voting shares and 66-2/3% of the outstanding voting shares excluding shares owned by any related person
Amendment of By-Law providing for classified Board	The provision of the by-laws providing for a classified Board may be amended by 66-2/3% of the outstanding voting shares

	Article X
Approval of Stock Repurchases	The affirmative vote of a majority of the voting power of all shares entitled to vote is needed to approve the repurchase of stock by the corporation from a shareholder owning more than 5% of the outstanding voting shares if (1) the purchase price exceeds the market value of such shares, and (2) such shares have been owned for less than 2 years, and (3) all other holders of the same class/series are not offered at least equal value (MN Stat. §302A.553, subd. 3)
Amendment of Article X, absent Board approval	Article X may be amended with the approval of 66-2/3% of the outstanding voting shares

An affirmative vote on both the Proposal and any of the Company's proposals would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). The Proposal calls for all voting provisions in the Company's articles and by-laws requiring greater than a simple majority shareholder vote be changed to a simple majority standard, while the Company intends to submit to shareholder vote at the 2009 Regular Meeting of Shareholders the above-referenced amendments to its articles regarding the same voting provisions. A favorable shareholder vote for the Proposal and the Company's proposals would result in an inconsistent and inconclusive mandate from the shareholders (i.e., a call for simple majority changes to all areas when one or more conflicting Company-sponsored proposals may provide alternative solutions to address voting provisions). As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8(i)(9).

2. Rule 14a-8(i)(3) - The Proposal and Supporting Statement is Contrary to the Commission's Proxy Rules

    a. The Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9 which prohibits misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly vague and indefinite and, therefore, misleading, and is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's charter or by-laws. For example, in *Alaska Air*

Group Inc. (avail. Apr. 11, 2007), the Staff concurred with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite." *See also, Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also, Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); Dyer v. SEC, 287 F. 2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the Best Buy Board of Directors take the steps necessary so that any shareholder voting provisions of the charter and by-laws which call for a greater than simple majority vote, be changed to "a majority of votes cast for and against related proposals in compliance with applicable laws." It is unclear in the Proposal whether the Proponent intends that only shares voted affirmatively or negatively be counted, as opposed to all votes cast including abstentions. The former reading of the Proposal appears to be supported by the first paragraph of the Supporting Statement discussing broker non-votes and abstentions. If the Proponent intends another meaning of the Proposal, a close examination of the language of the Proposal and Supporting Statement do not make that meaning evident and only serve to demonstrate the vagueness of, and ambiguities in, the Proposal. Further, for example, the Proposal references "related proposals." The Company has been unable to determine the meaning of "related proposals" and is unable to understand the intent of this reference in the Proposal.

As further detailed below, the vague and indefinite nature of the Proposal is further exacerbated by the broad range of divergent shareholder voting provisions implicated by the Proposal. Under the heading of a "simple majority vote" proposal, shareholders are asked to cast a single vote on changes to numerous article provisions that affect business combinations, greenmail protection, removal of directors without cause, and certain amendments to the articles and by-laws. In addition to being contrary to the Commission's rules against multiple shareholder proposals, the Proposal does not provide shareholders any indication of the range of divergent issues they would be voting for or against as part of the Proposal.

Similar to the Staff's findings on numerous occasions, Best Buy's shareholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *See The Boeing Corp.* (avail. Feb. 10, 2004); *Pfizer Inc.* (avail. Jan. 29,

2008); *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Moreover, neither Best Buy's shareholders nor its Board would be able to determine with any certainty what actions the Board would be required to take in order to comply with the Proposal, if passed. Accordingly, the Company believes that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

b. <u>The Proposal Constitutes a Prohibited Electoral Tying Arrangement</u>

The Proposal is inconsistent with the "unbundling" provisions underlying Rules 14a-4(a)(3) and Rule 14a-8(c) and presents exactly the "electoral tying arrangement" that the Commission seeks to prohibit. Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992): "The amendments will allow shareholders to communicate ... on each of the matters put to a vote.... [T]he amended rule ... prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Additionally, if the Proposal was unbundled, the Proposal would violate Rule 14a-8(c), which instructs shareholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal, which on its face appears to be a single proposal, in fact seeks to impact and amend several distinct provisions of the Company's articles.

The Proposal purportedly seeks to change all voting provisions contained in the Company's articles and by-laws requiring a greater than simple majority vote to a simple majority vote (i.e., a "supermajority" vote). The Proposal seems straight-forward at first blush. The Company's articles, however, contain multiple provisions which would be impacted by the Proposal. Such provisions include a fair pricing provision for business combinations, protections against the payment of "greenmail," the removal of directors without cause, and the vote required to amend certain provisions of the Company's articles and by-laws. Not all of those provisions are viewed equally by shareholders. For instance, certain shareholders may believe that supermajority votes in the context the payment of "greenmail", such as the Company's Article X prohibiting the payment of greater than 105% premium to large shareholders without the approval of a supermajority of shareholders, are a desirable protection for shareholders. Those same shareholders, however, may believe that supermajority voting requirements in other corporate contexts are contrary to their interests. The Proposal would restrict the shareholders' voting choices as demonstrated by the foregoing example by requiring shareholders to cast a single vote with respect to all supermajority voting provisions despite the fact that such provisions address different issues.

While the Proposal is stated in a way to satisfy the technical "single proposal" rules, it undermines the spirit of the proxy rules by attempting to effect changes to the substance of numerous provisions of the Company's articles in such a way that only multiple proposals can. If the Company were to implement the changes requested in the Proposal, shareholders would be unable to cast a vote in a manner that distinguishes among the different types of affected provisions. In similar situations, the Staff has required issuers to "unbundle" their proposals relating to compensation matters pursuant to Rule 14a-4(a)(3). *See, e.g., Daleco Resources Corp.*

(Feb. 8, 2006) (asking that the issuer unbundle a proposal to ratify certain stock awards from a proposal to approve the future issuance of stock awards in similar situations). Thus, the Proposal is excludable under Rule 14a-8(i)(3), which allows exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules," because the Proposal would present an "electoral tying arrangement" prohibited by Rule 14a-4(a)(3).

3. Rule 14a-8(i)(3) - The Proposal Requires Revision Because it Contains False and Misleading Statements in Violation of Rule 14a-9

Should the Staff not concur that the Proposal is excludable under Rules 14a-8(i)(9) or 14a-8(i)(3) as set forth above, the Company respectfully requests that the Staff concur in the exclusion of portions of the Supporting Statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff clarified its views regarding when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Moreover, the Staff has indicated that modification or exclusion is appropriate when "the company demonstrates objectively that a factual statement is materially false or misleading."

The Supporting Statement includes a bullet indicating that "Only two of our directors served on another board- experience concern." This statement is materially false and misleading. As disclosed in the Company's proxy statements, more than two of the Company's directors currently serve on public company boards. Over the last five years, the current directors have served on the boards of public companies such as: Ceridian Corporation: General Mills, Inc.; Insignia Systems, Inc.; Metris Companies Inc.; Pentair, Inc.; St. Paul Companies; and UTStarcom, Inc. Additionally, our directors sit on numerous private company and non-profit boards. The non-profit organizations that have benefited from our directors' service over the last five years include: American Film Institute, Boys and Girls Club of America, Guthrie Theater, Junior Achievement, Minneapolis Institute of Arts, Minnesota Public Radio, Ravinia Festival Association, Twin Cities United Way, University of St. Thomas and Waldorf College.

Further, the Supporting Statement includes the following sentence: "Allen Lenzmeier was designated an "Accelerated Vesting" director by the Corporate Library due to his accelerating stock option vesting to avoid recognizing the related cost." The assertion is materially false and misleading. It inaccurately attributes certain actions and motives to Mr. Lenzmeier. The Company has been advised that the decision to accelerate stock option vesting was made by UTStarcom, Inc., a company on whose board of directors Mr. Lenzmeier serves, and that any cost recognition avoided did not benefit Mr. Lenzmeier personally.

Finally, the Supporting Statement included in the Proposal indicates "We had no shareholder right to:...To act by written consent. To call a special meeting." These statements are also materially false and misleading. The Proponent makes the statements in an attempt to bolster support for the Proposal. However, pursuant to the Company's by-laws, the shareholders of Best Buy have both a right to act by written consent (Article II, Section 5) and the right to call a special meeting (Article II, Section 3) under the Company's by-laws, attached hereto as Exhibit B.

In an analogous situation, the company in *Bob Evans Farms, Inc.* (avail. June 26, 2006) sought the exclusion of contact information for the five largest shareholders of the company from a proposal where the inclusion of that information suggested, without any actual support, that those shareholders supported the proposal. The Staff permitted the exclusion of that portion of the shareholder proposal as being "materially false or misleading." Moreover, the Staff has on many occasions permitted companies to rely on Rule 14a-8(i)(3) to exclude proposals or portions of proposals from proxy statements when those portions made the proposal materially false or misleading. *See e.g., Bank of America Corp.* (avail. Feb. 12, 2007) (permitting the exclusion of a portion of a proposal as "materially false and misleading" where the company argued the portion was unrelated and irrelevant to the actions requested by the proposal); *State Street Corp.* (avail. Mar. 1, 2005) (permitting the exclusion of a shareholder proposal that included false statements regarding the company's legal authority to implement the proposal as "materially false and misleading"); *Procter & Gamble Co.* (avail. Jul. 15, 2004) (permitting the exclusion of portions of a shareholder proposal as "materially false and misleading" where the portions mischaracterized the company's animal research); *Amerada Hess Corp.* (avail. Mar. 15, 2004); *Kerr-McGee Corp.*, (avail. Mar. 15, 2004).

For the reasons stated above, the Company respectfully submits that the Proposal must be amended pursuant to Rule 14a-8(i)(3) to delete the discussion of the Board's level of experience, the mischaracterization of Mr. Lenzmeier's benefit from UTStarcom's accelerated vesting, the references to shareholder action by written consent, and the right of shareholders to call a special meeting because they are materially false and misleading under Rule 14a-9.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal were to be excluded from the 2009 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is 952-430-5691, and the facsimile number for Mr. Chevedden, the Proponent's representative is ***FISMA & OMB Memorandum M-07-16*** Please call the undersigned at 612-291-8756 or contact me at todd.hartman@bestbuy.com if you have any questions or need additional information.

Thank you for your consideration.

Yours very truly,



Todd G. Hartman
VP, Assistant General Counsel and Chief Compliance Officer

cc: John Chevedden on behalf of William Steiner (submitted via e-mail)

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Richard M. Schulze
Chairman of the Board
Best Buy Co., Inc. (BBY)
7601 Penn Ave S
Richfield MN 55423
PH: 612 291-1000

Rule 14a-8 Proposal

Dear Mr. Schulze,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/28/08
Date

cc: Elliot S. Kaplan
Corporate Secretary
Wade Bronson <wade.bronson@bestbuy.com>
Director, Investor Relations
PH: 612-291-5693

[BBY: Rule 14a-8 Proposal, December 10, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in Executive Pay.
- Our board was classified and long-tenured directors held the chairmanships of the Compensation & Human Resources Committee and the Finance and Investment Committee.
- Additionally, Messrs. Kaplan and Trestman are retirement age. These features created the perception of an entrenched board and raised concerns about board independence and director recruitment according to The Corporate Library.
- Allen Lenzmeier was designated an "Accelerated Vesting" director by The Corporate Library due to his accelerating of stock option vesting to avoid recognizing the related cost.
- Allen Lenzmeier also served on the board of UTStarcom (UTSI) rated "F" by The Corporate Library.
- Only two of our directors served on another board – experience concern.
- Rogelio Rebolledo owned no stock.
- Four directors had 22 to 42 years tenure (independence concern):
  - Bradbury Anderson
  - Frank Trestman (Chairman of our executive pay committee)
  - Elliot Kaplan
  - Richard Schulze
- Four directors were insiders (independence concern)
  - Bradbury Anderson
  - Allen Lenzmeier
  - Elliot Kaplan

Richard Schulze

- We had no shareholder right to:
  Annual election of each director.
  An independent Board Chairman.
  Cumulative voting.
  To act by written consent.
  To call a special meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

AMENDED AND RESTATED BY - LAWS

OF

BEST BUY CO., INC.

ARTICLE I

OFFICES

The corporation may have offices and places of business at such locations as the Board of Directors may from time to time designate, or as the business of the corporation may require.

ARTICLE II
SHAREHOLDERS' MEETINGS

Section 1

PLACE.

All meetings of the shareholders shall be held at such place as may be fixed by the Chief Executive Officer or the Board of Directors, except as may otherwise be required in this Article.

Section 2

REGULAR MEETINGS.

A. **Frequency.** The regular meetings, if any, of the shareholders shall be held at such times as shall be determined by the Board of Directors of this corporation; provided that, if the Board shall not have taken action with respect to the holding of a regular meeting, the Chief Executive Officer may convene a regular meeting.

B. **Shareholder Demand.** If a regular meeting of shareholders has not been held during the immediately preceding fifteen (15) months, a shareholder or shareholders holding three percent (3%) or more of all voting shares may demand a regular meeting of shareholders in accordance with Chapter 302A, Minnesota Statutes, as amended from time to time (hereinafter "Chapter 302A").

C. **Notice.** Written notice of a regular meeting stating the date, time and place of the meeting shall be mailed at least three (3) calendar days prior to the meeting and not more than sixty (60) calendar days before the date of the meeting to each shareholder entitled to vote thereat, to the last known address of such shareholder as the same appears upon the books of the corporation. Notice need not be given where the meeting is an adjourned meeting and the date, time and place of the meeting were announced at the time of adjournment.

Section 3

SPECIAL MEETINGS.

A. **Call.** Special meetings of the shareholders may be called for any purpose or purposes at any time, by:

(a) The Chief Executive Officer;

(b) The Chief Financial Officer;

(c) Two or more directors; or

(d) A shareholder or shareholders holding ten percent (10%) or more of the voting shares of the corporation.

B. **Shareholder Demand.** Special meetings of the shareholders for any purpose or purposes shall be called by the Chief Executive Officer or Chief Financial Officer at the demand of a shareholder or shareholders holding ten percent (10%) or more of the voting stock of the corporation in accordance with Chapter 302A.

C. **Notice.** Written notice of a special meeting of the shareholders stating the date, time, place, and purpose thereof shall be given at least three (3) calendar days prior to the meeting and not more than sixty (60) calendar days before the date of the meeting to each shareholder entitled to vote thereat to the last known address of such shareholder as the same appears upon the books of the corporation. Notice need not be given where the meeting is an adjourned meeting and the date, time and place of the meeting were announced at the time of adjournment.

Section 4

WAIVER OF NOTICE.

Notice of the time, place and purpose of any meeting of shareholders, whether required by Chapter 302A, the corporation's Articles of Incorporation or these By-laws may be waived by any shareholder. Such waiver may be given at, before or after the meeting, and may be given in writing, orally or by attendance. Attendance by a shareholder at a meeting shall constitute a waiver of notice of that meeting, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at the meeting and does not participate in consideration of the item at the meeting.

Section 5

ACTION WITHOUT A MEETING.

Any action which may be taken at a meeting of the shareholders may be taken without a meeting, if authorized in a writing or writings signed by all shareholders who would be entitled to vote on that action. The written action is effective when it has been signed by all of those shareholders, unless a different effective time is provided in the written action.

Section 6

QUORUM.

The presence at any meeting, in person or by proxy, of the holders of a majority of the voting power of the shares entitled to vote at a meeting, shall constitute a quorum for the transaction of business. If, however, a quorum shall not be present in person or by proxy at any meeting of the shareholders, those present shall have the power to adjourn the meeting from time to time, without notice other than by announcement at the meeting of the date, time and location of the reconvening of the adjourned meeting, until the requisite amount of voting shares shall be represented. At any such adjourned meeting at which the required number of voting shares shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present when a duly called or held meeting is convened the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

Section 7

RECORD DATE.

The Board of Directors may fix a time not exceeding sixty (60) days preceding the date of any meeting of the shareholders as a record date for the determination of the shareholders entitled to notice of and to vote at such meeting, notwithstanding any transfer of any shares on the books of the corporation after any record date so fixed.

Section 8

VOTING.

At all meetings of the shareholders, the holder of each share having the power to vote shall be entitled to vote in person or by proxy, duly appointed by an instrument in writing which conforms to the requirements of Chapter 302A. Each shareholder shall have one (1) vote for each share having voting power standing in his/her name on the books of the corporation. Shares owned by two or more shareholders may be voted by any one of them unless the corporation receives written notice, addressed to the Board of Directors at the address of the principal executive office, from any one of them denying the authority of that person to vote those shares. Upon the demand of any shareholder, the vote for directors or the vote upon any question before the meeting shall be by ballot. All elections shall be had and all questions decided by a majority vote of those present except as otherwise required by Chapter 302A or the corporation's Articles of Incorporation.

ARTICLE III

BOARD OF DIRECTORS

Section 1

ELECTION OF DIRECTORS.

The business and affairs of this corporation shall be managed by or under the direction of its Board of Directors which shall be comprised of up to twelve (12) directors, five (5) of whom shall be Class 1 Directors, and seven (7) of whom shall be Class 2 Directors. Each director shall be elected to serve for a term of two (2) years and until his/her successor shall have been duly elected and qualified. Class 1 Directors shall be elected in even numbered years and Class 2 Directors shall be elected in odd numbered years. Except as to the year in which elected, the powers, privileges, duties and responsibilities of each Class 1 and Class 2 Director shall be alike in every respect.

Section 2

SHAREHOLDER MANAGEMENT.

Any action that the Articles of Incorporation or By-laws of this corporation or Chapter 302A require or permit the Board of Directors to take or the shareholders to take after action or approval of the Board, may be taken by the holders of the voting shares of the corporation by unanimous affirmative vote.

Section 3

MEETINGS.

A. **Time and Place.** Meetings of the Board of Directors shall be held at such time and place as determined by the Board.

B. **Notice.** Meetings of the Board of Directors may be called at any time by a director by giving five (5) days notice to all directors of the date, time and place of the meeting. The notice need not state the purpose of the meeting. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken.

C. **Waiver of Notice.** A director may waive notice of a meeting of the Board of Directors. A waiver of notice by a director entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, or by attendance. Attendance by a director at a meeting is a waiver of notice of that meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

D. **Electronic Communications.** The Board of Directors may meet by means of electronic communication in accordance with Chapter 302A.

E. **Quorum.** At all meetings of the Board of Directors, a majority of the directors shall be necessary and sufficient to constitute a quorum for the transaction of business.

F. **Advance Written Consent.** A director may give advance written consent or opposition to a proposal to be acted on at a meeting of the Board of Directors. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as the vote of a director present at the meeting in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 4

VACANCIES.

A. **Death, Resignation, Removal or Disqualification.** Vacancies on the Board of Directors resulting from the death, resignation, removal, or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum.

B. **Newly Created Directorships.** Vacancies on the Board of Directors resulting from newly created directorships may be filled by the affirmative vote of a majority of the directors serving at the time of the increase.

C. **Duration of Term.** A director elected under this section to fill a vacancy holds office until a qualified successor is elected by the shareholders at the next meeting of the shareholders.

Section 5

COMMITTEES.

The Board of Directors, by resolution approved by the affirmative vote of a majority of the Board, may establish committees having the authority of the Board in the management of the business of the corporation to the extent provided in the resolution. A committee member need not be a director.

Section 6

AUTHORIZATION WITHOUT MEETING.

Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if authorized by a writing or writings signed by a majority of the directors. The written action is effective when signed by the required number of directors, unless a different effective time is provided in the written action.

ARTICLE IV
OFFICERS

Section 1

ELECTION, TERM; NUMBER.

The officers of the corporation shall be elected or appointed by the Board of Directors; provided, however, that the Board may delegate to one or more of its committees its authority to elect or appoint officers other than the Chairman of the Board and the Chief Executive Officer. Officers of the corporation shall consist of officers having responsibilities with respect to the corporation and all of its subsidiaries, as well as officers having responsibility only with respect to one or more designated operating units or functions within the corporation. The officers of the corporation shall consist of a Chairman of the Board, a Chief Executive Officer; a Chief Financial Officer; a Treasurer; a Secretary and such other officer or officers as are elected or appointed by the Board. A person may hold more than one office. The officers shall perform such duties and have such responsibilities as provided for in these By-laws or as otherwise determined by the Board. The terms of office with respect to each officer shall be prescribed by the Board at the time of election of the officers, and absent the specifications of a term, the term shall be determined to be at the pleasure of the Board.

Section 2

CHAIRMAN OF THE BOARD.

The Chairman of the Board shall preside at all meetings of shareholders and directors and represent the corporation as an official spokesperson.

Section 3

VICE CHAIRMAN.

One or more Vice Chairmen, if any, shall perform the duties and exercise the powers of the Chairman of the Board in his/her absence or upon his/her incapacity.

Section 4

CHIEF EXECUTIVE OFFICER.

The Chief Executive Officer shall be responsible for the strategic management and planning of the business of the corporation, in addition to the duties and powers prescribed by the Board of Directors or by Chapter 302A.

Section 5

PRESIDENT AND CHIEF OPERATING OFFICER.

The President and Chief Operating Officer, if any, shall perform the duties and exercise the powers of the Chief Executive Officer in his/her absence or upon his/her incapacity and shall have responsibility for managing the day-to-day operations of the business of the corporation, in addition to such duties and powers prescribed by the Board of Directors.

Section 6

OPERATING UNIT OR FUNCTION PRESIDENTS.

Presidents of the corporation's operating units or functions, if any, as designated by the Board of Directors, shall have responsibility for managing the day-to-day operations of the business of their respective operating units or functional areas of responsibility and shall perform such other duties as the Board may from time to time prescribe or as may be delegated by the Chief Executive Officer or the President and Chief Operating Officer.

Section 7

CHIEF FINANCIAL OFFICER.

The Chief Financial Officer of the corporation shall be responsible for the strategic management and planning of the corporation's finances, in addition to the duties and powers prescribed by the Board of Directors or by Chapter 302A.

Section 8

TREASURER.

The Treasurer of the corporation shall have responsibility for managing the day-to-day finances of the corporation, in addition to such other duties and powers prescribed by the Board of Directors.

Section 9

SECRETARY.

The Secretary and, in his/her absence, the Assistant Secretary, if any, shall attend all meetings of the Board of Directors, committees thereof, if any, and all meetings of the shareholders and record all votes and minutes of all proceedings in a book kept for that purpose. The Secretary and, in his/her absence, the Assistant Secretary, shall give or cause to be given notice of all meetings of the shareholders and of the Board and of committees, if any, and shall perform such other duties as may be prescribed by the Board or delegated to such officer by the Chief Executive Officer, the President and Chief Operating Officer or the Chief Financial Officer. The Secretary and, in his/her absence, the Assistant Secretary, shall affix the seal of the corporation, to the extent the corporation shall have one, to any instrument requiring the same.

Section 10

VICE PRESIDENTS.

The Vice Presidents, if any, in the order designated by the Board of Directors, shall perform the duties as the Board may from time to time prescribe or as may be delegated by the Chief Executive Officer or the President and Chief Operating Officer.

Section 11

VACANCIES.

If any office becomes vacant by reason of death, resignation, retirement, disqualification, removal or other cause, the directors then in office, although less than a quorum, or any committee of the Board of Directors to which authority to appoint such former officer had been delegated, may by a majority vote, choose a successor or successors who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 12

DELEGATION.

Unless prohibited by a resolution approved by the affirmative vote of the Board of Directors, an officer of the corporation may delegate some or all of the duties and powers of an office to other persons, provided that such delegation is in writing.

ARTICLE VI
SHARES

Section 1

TYPE OF CERTIFICATE.

Certificates of shares, if any, of the corporation shall be in such form as approved by the Board of Directors. Each certificate shall be signed by the Chief Executive Officer or the Chief Financial Officer. Such signature and the corporate seal, if any, may be facsimiles, engraved or printed, if authorized by the Board.

Section 2

TRANSFER OF SHARES.

Transfer of certificated shares shall be made on the records of the corporation only by the shareholder named in the certificate or certificates or by the duly authorized attorney in fact, and upon surrender of the certificate or certificates therefor properly endorsed. The transfer of uncertificated shares, if any, shall be made by the means determined by the Board of Directors.

Section 3

LOST CERTIFICATES.

Any shareholder claiming a certificate of certificated shares to be lost, stolen or destroyed shall make an affidavit or affirmation of that fact in such form as the Board of Directors may require, and shall, if the Board so requires, give the corporation a bond of indemnity in form and with one (1) or more sureties satisfactory to the Board in an amount at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued for the same number of shares as the one alleged to have been lost, stolen or destroyed.

Section 4

UNCERTIFICATED SHARES.

Some or all of any or all classes and series of the shares of stock of this corporation, upon a resolution approved by the Board of Directors may be uncertificated shares. Within twenty (20) calendar days after the issuance or transfer of uncertificated shares, the Chief Executive Officer shall send to the shareholder such notice as required by Chapter 302A.

ARTICLE VII
MISCELLANEOUS

Section 1

CORPORATE SEAL.

The corporation may use a corporate seal, but the failure to use such seal shall not affect the validity of any documents executed on behalf of the corporation. The seal need only include the word "seal", but it may also include, at the discretion of the Board of Directors, such additional wording as is permitted by Chapter 302A.

Section 2

FISCAL YEAR.

The fiscal year of this corporation shall be as determined by resolution of the Board of Directors.

Section 3

COMPUTATION OF TIME.

Whenever notice is required to be given pursuant to these By-laws, the day upon which notice is personally served, deposited in the mail, given by telegram, telex, telecopied or otherwise delivered, shall not be counted for the purpose of computing the time period of the notice. All notice periods shall be computed in calendar days.

Section 4

AMENDMENTS TO BY-LAWS.

These By-laws may be amended or altered by the Board of Directors at any meeting. Such authority of the Board of Directors is subject to the power of the shareholders to change or repeal such By-laws.

THESE AMENDED AND RESTATED BY-LAWS WERE ADOPTED ON

THE 26TH DAY OF JUNE, 2007

BY RESOLUTION OF THE BOARD OF DIRECTORS OF

BEST BUY CO., INC.